UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits	4
Statements of Changes in Net Assets Available for Plan Benefits	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005	12
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2005	14
Signature	15

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 22, 2006

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2005	2004

Assets:

Investments:
Pfizer Inc common stock	$2,089,738	$2,595,000
Mutual funds	1,779,712	1,513,174
Fixed income funds	324,883	320,880
Bond funds	174,587	194,979
	4,368,920	4,624,033
Loans to participants	72,052	69,403
Total investments	4,440,972	4,693,436

Receivables:
Participant contributions	8,547	8,507
Company contributions	3,483	3,482
Receivable for securities sold	932	3,249
Interest receivable	3,367	2,528
Total receivables	16,329	17,766
Total assets	4,457,301	4,711,202

Liabilities:
Payable for securities purchased	(1,145)	(3,468)
Investment management fees payable	(134)	(44)
Total liabilities	(1,279)	(3,512)
Net assets available for plan benefits	$4,456,022	$4,707,690

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2005	2004

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net depreciation in fair value of investments	$ (206,038)	$ (688,488)
Pfizer Inc common stock dividends	70,378	68,011
Interest income	21,107	20,537
Dividend income	4,705	14,476
Interest income from loans to participants	4,032	3,858
	(105,816)	(581,606)
Less: Investment management fees	(739)	(491)
	(106,555)	(582,097)

Transfers into Plan	1,993	--

Contributions:
Participant	300,873	310,240
Company	121,495	121,639
	422,368	431,879
Total additions/(reductions)	317,806	(150,218)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(569,474)	(475,647)
Transfers out of Plan,	--	(298)
Total deductions	(569,474)	(475,945)

Net decrease	(251,668)	(626,163)
Net assets available for plan benefits:
Beginning of year	4,707,690	5,333,853
End of year	$4,456,022	$4,707,690

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan (the Plan) is a defined contribution plan. Participation in the Plan is open to any employee of Pfizer Inc (the "Plan Sponsor"), or an affiliate, which has with the consent of the Plan Sponsor adopted the Plan ("Participating Employers"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance.

Administrative Costs

Except for investment management fees and redemption fees associated with certain Fidelity fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Contributions are subject to certain restrictions under the Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50%. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions), except for certain accounts transferred from the Warner-Lambert Savings and Stock Plan.

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in the common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% during the first 5 years of eligibility and up to a total of 50% thereafter in 1% increments) out of the Pfizer Match Fund into any of the other investment funds except the Pfizer Company Stock Fund. The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company contributions out of the Pfizer Match Fund from age 55 to age 40, and the ten year participation requirement was eliminated.  A participant who has attained age 40 may diversify up to 25% of their total units in the Pfizer Match Fund.  The amount of total units eligible for diversification increases 25% each 5 years through age 55 whereby the participant may diversify 100% of their units in the fund.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following nineteen investment funds:
(a)	Intermediate Treasury Index Fund*
(b)	Russell 2000 Index Fund
(c)	S&P 500 Mutual Fund*
(d)	Pfizer Company Stock Fund
(e)	T. Rowe Price Stable Value Fund
(f)	T. Rowe Price Value Fund
(g)	Fidelity Low Price Stock Fund (1)
(h)	Fidelity Dividend Growth Fund
(i)	Fidelity Growth Company Fund
(j)	Fidelity Mid Cap Stock Fund
(k)	T. Rowe Price Small Cap Stock Fund
(l)	Capital Guardian International Fund
(m)	T. Rowe Price Health Sciences Fund
(n)	Fidelity Select Technology Fund
(o)	Barclays Global Investors Lifepath Retirement Fund
(p)	Barclays Global Investors Lifepath 2010 Fund
(q)	Barclays Global Investors Lifepath 2020 Fund
(r)	Barclays Global Investors Lifepath 2030 Fund
(s)	Barclays Global Investors Lifepath 2040 Fund

*	Northern Trust sponsored fund.
(1)	Closed to new investors as of July 30, 2004

The trustee of the Plan, The Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all domestic employees of the Company, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan, or employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.  Interest rates on outstanding loans ranged from 4.14% to 11.64% at December 31, 2005 and from 4.00% to 10.50% at December 31, 2004.

In the event of termination, participants will have 90 days to repay the loan before the loan is taxed and penalized with an additional 10% tax.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting, however, benefit payments are recorded when paid. For treatment of benefits payable, refer to Note 8.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Company common stock is valued at the closing market price on the last business day of the year. Bond funds are recorded at fair value based on market or dealer quotes on the last business day of the year. Fixed income funds and mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 6). Loans to participants, which are subject to various interest rates, and short-term securities are recorded at cost which approximates fair value. Short-term securities primarily consist of U.S. Government securities.

The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation/(depreciation) on those investments.

Forfeitures

Forfeited amounts are used to reduce Company contributions.

Risk and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.     Transfers Into and Out Of the Plan

In February 2004, the Company completed the acquisition of Esperion Therapeutics, Inc. As a result, in April 2005, net assets of the Esperion Therapeutics, Inc. 401(k) Savings Plan, in the amount of $1,993, were transferred into the Plan.

In March 2003, the Company sold the Adams confectionary business and the Schick-Wilkinson Sword shaving products business.  As a result in 2004, net assets of Plan participants who were employees of these businesses of $298 were transferred out of the Plan.

4.     Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan Sponsor by letter dated August 19, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Code. Accordingly, no provision has been made for federal income taxes.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2005	2004

Pfizer Inc common stock*	$2,089,738	$2,595,000
Fidelity Low Priced Stock Mutual Fund.	228,178	214,702
S&P 500 Mutual Fund	390,899	393,041

*

Includes nonparticipant directed 51,761,413 shares and participant directed 37,849,979 shares at December 31, 2005 and nonparticipant directed 54,155,672 shares and participant directed 42,348,622 shares at December 31, 2004.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2005	2004

Net appreciation/(depreciation) in fair value of investments:
Pfizer Inc common stock	$(337,223)	$(837,742)
Mutual funds	135,513	148,868
Bond funds	(4,328)	386
	$(206,038)	$(688,488)

6.     Investment Contracts with Insurance Companies

The T.Rowe Price Stable Value Fund consists primarily of fully benefit responsive GIC's and SIC's. The contract value of the GICs and SICs represents contributions made under the contract and related earnings offset by participant withdrawals. At December 31, 2005 and 2004, the Plan held GICs with a contract value of $69,413 and $64,346 and SICs with a contract value of $235,780 and $210,776, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yields were approximately 4% for both 2005 and 2004. The crediting interest rates were approximately 5% for 2005 and 4% for 2004. For GICs, the crediting interest rate, specified in the contract, is agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

7.     Nonparticipant directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2005	2004

Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$1,207,076	$1,456,246
Mutual funds	2,047	1,786
Total investments	1,209,123	1,458,032
Receivables:
Company contributions	3,483	3,482
Net assets available for plan benefits	$1,212,606	$1,461,514

	Year-ended December 31,
(thousands of dollars)	2005	2004

Changes in Net Assets:
Net investment loss:
Net depreciation in fair value of investments	$(191,756)	$(459,466)
Pfizer Inc common stock dividends	40,077	37,089
Interest and dividend income	203	374
	(151,476)	(422,003)
Contributions and other:
Company contributions	126,128	120,048
Withdrawals	(223,952)	(210,153)
Transfers out of Plan, net	--	(163)
Loan transaction transfers, net	392	336
	(97,432)	(89,932)
Net decrease	$(248,908)	$(511,935)

 8.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2004 and expected to be filed for 2005.

	December 31,
(thousands of dollars)	2005	2004

Net assets available for plan benefits per the financial statements	$4,456,022	$4,707,690
Amounts allocated to withdrawing participants	(1,149)	(166)
Net assets available for plan benefits per Form 5500	$4,454,873	$4,707,524

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31,
(thousands of dollars)	2005	2004

Benefits paid to participants per the financial statements	$569,474	$475,647
Add: Amounts allocated to withdrawing participants at December 31, 2005	1,149	166
Less: Amounts allocated to withdrawing participants at December 31, 2004	(166)	(229)
Benefits paid to participants per the Form 5500	$570,457	$475,584

SCHEDULE I
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Nonparticipant Directed
Pfizer Inc* Common Stock			51,761,413	$567,688	$1,207,076
S&P 500 Mutual Fund			617	2,069	2,047
Total nonparticipant-directed investments				$569,757	$1,209,123

Participant Directed
Pfizer Inc* Common Stock			37,849,979	$444,690	$882,662

Bond Funds:
U.S. Treasury Notes	3.000%	11/15/2007	9,300,000	9,272	9,068
U.S. Treasury Notes	4.250%	8/15/2013	6,200,000	6,056	6,145
U.S. Treasury Notes	3.125%	9/15/2008	3,700,000	3,731	3,582
U.S. Treasury Notes	4.250%	11/15/2013	8,000,000	7,904	7,924
U.S. Treasury Bonds	4.000%	6/15/2009	5,500,000	5,599	5,433
U.S. Treasury Notes	4.000%	4/15/2010	2,000,000	1,979	1,971
U.S. Treasury Notes	4.125%	5/15/2015	3,500,000	3,484	3,423
U.S. Treasury Notes	3.625%	6/30/2007	5,000,000	4,999	4,943
U.S. Treasury Notes	4.500%	11/15/2015	3,000,000	3,006	3,025
U.S. Treasury Notes	6.500%	2/15/2010	2,000,000	2,150	2,157
U.S. Treasury Notes	5.000%	2/15/2011	5,350,000	5,502	5,510
U.S. Treasury Notes	4.375%	5/15/2007	6,000,000	6,300	5,995
U.S. Treasury Notes	2.625%	5/15/2008	7,000,000	6,796	6,724
U.S. Treasury Notes	4.750%	5/15/2014	2,700,000	2,738	2,766
U.S. Treasury Notes	6.000%	8/15/2009	4,100,000	4,579	4,321
U.S. Treasury Notes	5.750%	8/15/2010	6,700,000	7,129	7,088
U.S. Treasury Notes	3.250%	8/15/2007	6,500,000	6,577	6,382
U.S. Treasury Notes	3.750%	3/31/2007	9,600,000	9,611	9,518
U.S. Treasury Notes	4.250%	11/15/2014	4,000,000	3,988	3,953
U.S. Treasury Notes	2.625%	3/15/2009	12,000,000	11,875	11,375
U.S. Treasury Notes	3.625%	5/15/2013	5,500,000	5,467	5,246
U.S. Treasury Notes	2.250%	2/15/2007	7,500,000	7,387	7,321
U.S. Treasury Notes	3.000%	2/15/2008	5,200,000	5,231	5,054
U.S. Treasury Notes	6.625%	5/15/2007	3,500,000	3,684	3,602
U.S. Treasury Notes	4.750%	11/15/2008	6,000,000	5,726	6,058
U.S. Treasury Notes	3.875%	2/15/2013	4,000,000	4,054	3,877
U.S. Treasury Notes	3.375%	12/15/2008	9,600,000	9,574	9,336
U.S. Treasury Notes	3.375%	10/15/2009	7,750,000	7,629	7,484
U.S. Treasury Notes	4.000%	11/15/2012	4,500,000	4,492	4,403
U.S. Treasury Notes	4.875%	2/15/2012	2,000,000	2,095	2,053
U.S. Treasury Notes	5.000%	8/15/2011	3,000,000	3,069	3,097
U.S. Treasury Notes	5.625%	5/15/2008	5,600,000	5,858	5,753
				177,541	174,587

Mutual Funds:
S&P 500 Mutual Fund			117,279	303,966	388,854
Russell 2000 Mutual Fund			16,794	12,252	13,099
Barclays Global Investors Lifepath Retirement Fund			1,244,311	21,738	22,447
Barclays Global Investors Lifepath 2010 Fund			2,500,012	46,513	48,375
Barclays Global Investors Lifepath 2020 Fund			2,462,262	46,988	49,393
Barclays Global Investors Lifepath 2030 Fund			1,902,889	37,061	39,180
Barclays Global Investors Lifepath 2040 Fund			1,304,237	25,716	27,402
Fidelity Mid Cap stock Fund			5,193,389	113,424	137,988
Fidelity Dividend Growth Fund			2,430,178	64,290	69,965
Fidelity Growth Company Fund			2,335,563	115,429	148,612
Fidelity Low Price Stock Fund			5,587,125	184,118	228,178
Capital Guardian International Fund			11,937,867	122,633	133,465
Fidelity Select Technology Fund			806,757	44,450	50,947
T.Rowe Price Health Science			2,585,121	53,354	64,809
T.Rowe Price Small Cap Stock			5,076,275	141,506	166,553
T.Rowe Price Value Fund			8,058,120	161,989	188,398
				1,495,427	1,777,665
Fixed Income Funds:
T.Rowe Price, Stable Value Fund--Synthetic Guaranteed Investment Contracts:
Bank of America Contract #03-099..	4.25%	12/10/2010	59,229,256	59,229	59,229
CDC Contract #WR-1828-01	4.25%	12/10/2010	59,222,089	59,222	59,222
Rabobank Contract #WLC-100301	4.25%	12/10/2010	59,225,670	59,226	59,226
State Street Contract #96028	5.10%	--	58,102,354	58,103	58,103
T.Rowe Price, Stable Value Fund--Guaranteed Investment Contracts:
GE Capital Assurance, Contract #GS-3719	5.61%	12/15/2006	4,090,211	4,090	4,090
GE Life and Annuity, Contract #GS-3713	5.71%	9/15/2006	6,168,998	6,169	6,169
GE ING USA Annuity, Contract #IUS0178	4.46%	3/10/2010	5,000,000	5,000	5,000
Metropolitan Life Ins., Contract #GC29272	4.77%	2/10/2010	2,592,635	2,593	2,593
Metropolitan Life Ins., Contract #GAC29114RT	3.90%	5/15/2009	4,609,805	4,610	4,610
Monumental Life, Contract #SV04488Q	4.50%	11/15/2009	3,628,942	3,629	3,629
Monumental Life, Contract #SV04238Q	5.90%	6/15/2007	6,211,055	6,211	6,211
Monumental Life, Contract #SV04566Q	4.49%	8/16/2010	5,065,403	5,065	5,065
New York Life, Contract #GA-31404	5.27%	9/14/2007	3,054,144	3,054	3,054
Principal Life Insurance, Contract #05924-1	4.08%	9/15/2008	5,059,514	5,059	5,059
Principal Life Insurance, Contract #05924-2	4.42%	5/14/2010	3,581,391	3,581	3,581
Protective Life, Contract #GA-1893	5.00%	11/15/2010	5,011,375	5,011	5,011
Security Life of Denver, Contract #SA-0364	5.68%	6/15/2007	4,067,169	4,067	4,067
Security Life of Denver, Contract #SA-0379	5.46%	3/15/2007	2,433,157	2,433	2,433
Traveler's Contract #GR-18235	5.88%	4/9/2007	5,751,829	5,752	5,752
Travelers Contract #GR-18251	5.46%	3/15/2007	3,088,674	3,089	3,089
T.Rowe Price, Stable Value Fund--Short-Term Investment Fund			18,755,655	18,756	18,756
Collective Short-Term Investment Fund			823,355	823	823
The Northern Trust Company*, Government Short-Term Investment Fund			110,839	111	111
				324,883	324,883

Total Participant Directed				$2,442,541	$3,159,797

Loans to Participants (9,293 loans)	4.14% to 11.64%	Jan. 2006 to Dec. 2020			72,052

Total					$4,440,972

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SCHEDULE II
PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2005
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 28 purchases	$117,525	$ --	$117,525	$117,525	$ --

Pfizer Inc*	Common stock -134 sales	$ --	$117,878	$47,756	$117,878	$70,122

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By: /s/ Richard A. Passov

Richard A. Passov Chair, Savings Plan Committee

Date:  June 29, 2006

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Forms S-8 dated October 5, 1994 (File No. 33-55771) and June 19, 2000 (File No. 333-39610) of our report dated June 22, 2006, relating to the statements of net assets available for plan benefits of the Pfizer Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2005 and schedule H, line 4j - schedule of reportable transactions for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Pfizer Savings Plan.

/s/ KPMG LLP

Memphis, Tennessee

June 22, 2006